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         June 9, 2021

       David Rosa
       President and Chief Executive Officer
       NEUROONE MEDICAL TECHNOLOGIES Corp
       7599 Anagram Dr.
       Eden Prairie, MN 55344

                                                        Re: NEUROONE MEDICAL
TECHNOLOGIES Corp
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2021
                                                            File No. 333-256830

       Dear Mr. Rosa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alan Campbell at 202-551-4224 or Fredrick Philantrope at 202-551-6875
       with any questions.




         Sincerely,


         Division of Corporation Finance

         Office of Life Sciences
       cc:                                              Emily Johns, Esq.